January 12, 2026

Christopher Lee
Chief Financial Officer
SemiLEDs Corp
3F, No.11 Ke Jung Rd., Chu-Nan Site,
Hsinchu Science Park, Chu-Nan 350
Miao-Li County
Taiwan, R.O.C

       Re: SemiLEDs Corp
           Form 10-K for the fiscal year ended August 31, 2025
           Filed November 28, 2025
           File No. 001-34992
Dear Christopher Lee:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2025
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 52

1. We note your new business initiative (i.e., buy-sell orders of equipment) has significantly impacted your revenues and cost of revenues. Please address the following items.
           In future filings, expand your disclosure (here and within your critical accounting policies and estimates on page 33) to clearly discuss buy-sell orders of equipment and your related accounting policies, including but not limited to gross versus net accounting treatment.
           Provide to us supplementally your assessment of ASC 606 in your determination of whether to present revenue on a gross or net basis. In this regard, ensure your
 January 12, 2026
Page 2

          response addresses principal versus agent considerations as discussed in ASC
          606-10-55-36 through 40.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Gordon at 202-551-3866 or Hugh West at 202-551-3872 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing